RECEIVED

2007 JAN -3 P 12: 14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

~~Exbus Asset Management Nyrt.~~
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

SEC Division of Corp. Fin. Office of Int'l Corp. Fin.
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
USA

December 19, 2006

NABI Bus Industries

07020030

SUPPL

Re: ~~Exbus Asset Management Nyrt.~~
Rule 12g3-2(b) Exemption
File No.: 082-04925
CIK:0001079925

To Whom it May Concern:

Find attached Exbus Asset Management Nyrt's (former name: NABI Rt.) latest press releases.

Sincerely,

Bence Vidomusz
Exbus Nyrt.

PROCESSED
JAN 08 2007
THOMSON FINANCIAL

Attachment:
- Exbus Nyrt. press releases

dw 1/5

Newsrelease

Exbus Asset Management
Nyrt.
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
Cg: 01-10-043464
www.nabi.hu

RECEIVED
2007 JAN -3 P 12:14
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

December 19, 2006

Increase in shareholding of Tamás Korányi and Gábor Földvári

The Board of Directors of EXBUS Nyrt announces that Mr. Tamás Korányi (Országház utca 8, H-1014 Budapest), Chairman of the Board has informed the Company that he has bought 110,000 EXBUS shares in stock exchange turnover at an average price of HUF 125,1 on December 18, 2006, pursuant to that his interest in the Company has increased from 14,055% to 16,433%. In addition to that, Board member Gábor Földvári (Vörösmarty lejtő 9 I/1, H-1025 Budapest), acting in concert with Mr. Korányi during the control of the Company, has bought 83,429 EXBUS shares also in stock exchange turnover at an average price of HUF 126 on December 18, 2006, so his indirect interest in the Company has increased from 3,197% to 5,001%.

According to the above mentioned, Mr. Tamás Korányi owns 760,000 shares, Mr. Gábor Földvári has 123,286 shares and Földvári és Fia Kft (Bajcsy-Zsilinszky utca 12, H-1051 Budapest) as a limited liability company being under the direct control of Mr. Földvári has 107,996 shares at the moment, so their collective interest in the Company totals up to 21,434%.

- END -

For further information, contact
Bence Vidomusz
Phone: +361-401-7295 or e-mail vidomusz@nabi.hu

ST2. Data Sheet

EXBUS Asset Manager Nyrt.
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu

Announcement of change in a ratio of more than 5% control:

Name of shareholder	**Tamás Korányi**
Security name, type	EXBUS Nyrt registered ordinary dematerialized share
Exchange listed (yes/no)	Yes
Type of transaction (purchase/sale)	purchase
Securities subject to the transaction (qty)	110,000
Securities subject to the transaction (%)	2,378%
Date of transaction	December 18, 2006
Date of notice to Company	December 18, 2006
Control before notice	14,055%
Shareholdings before notice (%)	14,055%
Control after notice	16,433%
Shareholdings after notice (%)	16,433%

December 19, 2006.

EXBUS Nyrt.

Tamás Korányi
Chairman of the Board of Directors

ST2. Data Sheet

EXBUS Asset Manager Nyrt.
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabiho@nabi.hu

Announcement of change in a ratio of more than 5% control:

Name of shareholder	**Gábor Földvári**
Security name, type	EXBUS Nyrt registered ordinary dematerialized share
Exchange listed (yes/no)	Yes
Type of transaction (purchase/sale)	purchase
Securities subject to the transaction (qty)	83,429
Securities subject to the transaction (%)	1,804%
Date of transaction	December 18, 2006
Date of notice to Company	December 18, 2006
Control before notice*	3,197%
Shareholdings before notice (%)*	3,197%
Control after notice*	5,001%
Shareholdings after notice (%)*	5,001%

*note: The measure of influence has been calculated on the basis of the number of shares owned by Mr. Gábor Földvári and Földvári és Fia Kft, a legal entity being under the direct control of Mr. Földvári, so it shall be deemed as indirect interest.

December 19, 2006.

EXBUS Nyrt.

Tamás Korányi
Chairman of the Board of Directors

Newsrelease

Exbus Asset Management Nyrt.
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
Cg: 01-10-043464
www.nabi.hu

December 19, 2006

Announcement to shareholders on growth of the cash balance of EXBUS

The Board of Directors of the Company informs the shareholders that the Company has complied with the financial conditions assumed in the asset transfer agreement concluded on February 14, 2006, so the buyer has remitted additional USD 200,000 as final purchase price installment to the bank account of the Company on December 12, 2006.

- END -

For further information, contact
Bence Vidomusz
Phone: +361-401-7295 or e-mail vidomusz@nabi.hu